SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2005

Commission File Number 0-28800

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DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of March 2005, incorporated by reference herein:

Exhibit

99.1   Release dated March 8, 2005, entitled "Changes to Board of Directors and Company Secretary".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 8, 2005

By: /s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1
CHANGES TO BOARD OF DIRECTORS AND COMPANY SECRETARY

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
("DRDGOLD")

CHANGES TO BOARD OF DIRECTORS AND COMPANY SECRETARY

In compliance with Rule 3.59 of the Listings Requirements of the JSE Securities Exchange South Africa, DRDGOLD announces the following changes to the Board of Directors:

Mr Ian Murray has resumed the role of Chief Financial Officer to DRDGOLD with effect from 8 March 2005, while continuing with his corporate development duties; and
Ms Andrea Townsend has resigned as the Group Company Secretary to DRDGOLD with effect from 31 March 2005. It is DRDGOLD's intention to outsource the role of company secretary in future.

Johannesburg
March 8, 2005

Sponsor
Standard Bank